SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                       Rescon Technology Corporation
___________________________________________________________________________
                              (Name of Issuer)

                  Common Stock $.0001 par value per share
___________________________________________________________________________
                       (Title of Class of Securities)

                                 760844308
___________________________________________________________________________
                               (CUSIP Number)

Christian Nigohossian                   Ronald Poulton, Esq.
Radical Technologies, Inc.              Poulton & Yordan
25 Fairchild Avenue, Suite 500          136 East South Temple, Suite 1700-A
Plainview, New York 11803               Salt Lake City, Utah 84111
(516) 576-0060                          (801) 355-1341
___________________________________________________________________________
    (Name, Address and Telephone Number of Person Authorized to Receive
                         Notes and Communications)

                               July 12, 2002
___________________________________________________________________________
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                SCHEDULE 13D
________________________                          __________________
CUSIP No. 760844308                               Page 2 of 7 Pages
________________________                          __________________


___________________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Radical Technologies, Inc.
     11-3574759
___________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [   ]
                                                                 (b) [ X ]
___________________________________________________________________________
3.   SEC USE ONLY

___________________________________________________________________________
4.   SOURCE OF FUNDS (See Instructions)

     AF
___________________________________________________________________________
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [   ]
     PURSUANT TO ITEMS 2(d) OR 2(e)
___________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
___________________________________________________________________________
NUMBER OF                            7. SOLE VOTING POWER 10,000,000
SHARES                               _____________________________________
BENEFICIALLY                         8. SHARED VOTING POWER 0
OWNED BY                             _____________________________________
EACH                                 9. SOLE DISPOSITIVE POWER 10,000,000
REPORTING                            _____________________________________
PERSON WITH                          10. SHARED DISPOSITIVE POWER 0
___________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     10,000,000
___________________________________________________________________________
12.  CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [   ]
     CERTAIN SHARES (See Instructions)

___________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     97%
___________________________________________________________________________
14.  TYPE OF REPORTING PERSON (See Instructions)

     CO
___________________________________________________________________________

________________________                          __________________
CUSIP No. 760844308                               Page 3 of 7 Pages
________________________                          __________________


__________________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Christian Nigohossian
__________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [   ]
                                                                 (b) [ X ]
__________________________________________________________________________
3.   SEC USE ONLY

__________________________________________________________________________
4.   SOURCE OF FUNDS (See Instructions)

     OO
__________________________________________________________________________
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [   ]
     PURSUANT TO ITEMS 2(d) OR 2(e)

__________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
__________________________________________________________________________
NUMBER OF                            7. SOLE VOTING POWER 10,000,000
SHARES                               _____________________________________
BENEFICIALLY                         8. SHARED VOTING POWER 0
OWNED BY                             _____________________________________
EACH                                 9. SOLE DISPOSITIVE POWER 10,000,000
REPORTING                            _____________________________________
PERSON WITH                          10.SHARED DISPOSITIVE POWER 0
__________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     10,000,000
__________________________________________________________________________
12.  CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [   ]
     CERTAIN SHARES (See Instructions)

__________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     97%
__________________________________________________________________________
14.  TYPE OF REPORTING PERSON (See Instructions)

     IN
__________________________________________________________________________


                                                         Page 4 of 7 pages


ITEM 1.  SECURITY AND ISSUER

     This statement relates to the Common Stock, par value $.0001, ("Common Stock") of Rescon Technology Corporation ("Rescon"). The President and Secretary of Rescon is Christian Nigohossian and his address is 25 Fairchild Avenue, Suite 500, Plainview, New York 11803.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is being filed by and on behalf of Radical Technologies, Inc., (the "Reporting Person"), whose principal executive offices are located at 25 Fairchild Avenue, Suite 500, Plainview, New York 11803, and Christian Nigohossian, ("Nigohossian") whose principal business address is 25 Fairchild Avenue, Suite 500, Plainview, New York 11803. Mr. Nigohossian is the sole shareholder of the Reporting Person, and its sole director and officer. Because of Mr. Nigohossian's relationship to the Reporting Person, he has been included in this statement due to his indirect beneficial ownership of the shares of Common Stock held by the Reporting Person.

     The state of organization of the Reporting Person is New York. The Reporting Person's primary business purpose is to own and operate a licensed broker/dealer with internet related capabilities.

     During the last five years, neither the Reporting Person, nor any of the officers or directors of the Reporting Person has (a) been convicted in a criminal proceeding, (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding and violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

     On July 12, 2002, the Reporting Person was issued 10,000,000 shares of restricted Common Stock of Rescon in exchange for 40 common shares of GIT Securities Corporation, a Nevada corporation ("GIT"), held by the Reporting Person pursuant to a certain Agreement and Plan of Reorganization. The 40 common shares represent 20% of the issued and outstanding common shares of GIT.

ITEM 4.  PURPOSE OF TRANSACTION

     The Reporting Person acquired the shares for investment purposes.



                                                          Page 5 of 7 pages


     (a) GIT is a registered NASD broker-dealer. Pursuant to NASD rules and regulations, GIT must obtain approval of the NASD for any change in beneficial ownership of GIT which exceeds 25%. GIT is currently applying for approval of change in ownership to the NASD to allow Rescon to acquire the remaining 160 issued and outstanding common shares of GIT. Upon approval of the change in beneficial ownership by the NASD, Radical shall deliver the 160 common shares of GIT, which represents the remaining 80% of the outstanding shares of GIT, duly endorsed so as to make Rescon the sole holder thereof, free and clear of all claims and encumbrances in exchange for an additional 1,000,000 restricted common shares of Rescon.

     (b) As disclosed above, on July 12, 2002, the Reporting Person was issued 10,000,000 shares of restricted Common Stock of Rescon in exchange for 40 common shares of GIT held by the Reporting Person. Pursuant to the Agreement and Plan of Reorganization between GIT, the Reporting Person and Rescon, the Reporting Person acquired 97% of the issued and outstanding common shares of Rescon.

     (c)  None at this time.

     (d) In accordance with the Agreement and Plan of Reorganization, Rescon's Articles of Incorporation and Bylaws and the Nevada Revised Statutes, Mr. Nigohossian has been appointed President and Secretary of Rescon. Mr. Nigohossian, Perry Louros and Michael Barrett were appointed to fill the vacancies created by the resignations of prior Rescon officers and directors, Stephen Nagel, Victoria Jenson and Sarah Jenson.

     (e) None at this time.

     (f)  None at this time.

     (g) None at this time.

     (h) None at this time.

     (i) None at this time.

     (j) None at this time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Person beneficially owns 10,000,000 shares of Common Stock or approximately 97% of Rescon.

     (b) The Reporting Person has the sole voting and dispositive power over the 10,000,000 shares of Rescon Common Stock owned by it.


                                                          Page 6 of 7 pages


     (c) During the past 60 days, the Reporting Person did not make any purchases of the Common Stock of Rescon.

     (d) Not applicable.

     (e) Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     As disclosed in Item 4(a) above, under the terms and conditions of the Agreement and Plan of Reorganization once the NASD approves the change in beneficial ownership of GIT, Radical shall deliver to Rescon the remaining 160 issued and outstanding common shares of GIT in exchange for an additional 1,000,000 restricted common shares of Rescon.

     Pursuant to the terms and conditions of the Agreement and Plan of Reorganization, warrants to purchase up to 200,000 restricted common shares of Rescon were issued to the following persons:

     Name                               Amount
     ----                               ------
     Jeff VanOs                          30,000
     Duane S. Jenson                     17,040
     Jeffrey D. Jenson                   17,040
     Travis T. Jenson                    17,040
     Thomas J. Howells                   12,780
     James P. Doolin                      7,100
     Kelly Trimble                       35,500
     Michael J. Doolin                    5,000
     Leonard W. Burningham               15,000
     Frank Gillen                        35,500
     Stephen Nagel                        8,000

     These warrants have an exercise price of $2.00 per share and expire on June 26, 2004.

     In accordance with the terms and conditions of the Agreement and Plan of Reorganization, the following Rescon shareholders tendered their certificates representing 3,749,778 common shares of Rescon, for cancellation.



                                                          Page 7 of 7 pages


     Name                               Number of Shares
     ----                               ----------------
     Quad D Partnership                          25,000
     Maven Strategic Partners                 1,012,468
     Kelly Trimble                            1,012,466
     Calamitous, L.C.                         1,012,466
     Jenson Services, Inc.                      569,820
     James Doolin                               117,558

     Pursuant to the Agreement and Plan of Reorganization, the Reporting person delivered $315,000 to Jenson Services, Inc., in consideration of the covenants, representations and warranties set forth in the Agreement and Plan of Reorganization by Rescon, Jenson Services, Inc., Calamitous, L.C., and the Cancelling Shareholders. Mr. Nigohossian provided the $315,000 to the Reporting Person from his own personal funds.

ITEM 7.  EXHIBITS

     Exhibit 1.     Agreement and Plan of Reorganization dated July 12,
                    2002

                                 SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     Radical Technologies, Inc.


Date: July 19, 2002                  /s/ Christian Nigohossian
                                     _____________________________________
                                     Christian Nigohossian, President


Date: July 19, 2002                  /s/ Christian Nigohossian
                                     _____________________________________
                                     Christian Nigohossian, an individual